ONE**DOOR**



Jason Brents · 2nd

CEO & Co-Founder at OneDoor Studios. Co-managing
Partner of Calculated Global Motion Picture Franchise

Greater Sacramento · 500+ connections · **Contact info**

One Door Studios

Experience

Co-Founder, CEO & Producer
One Door Studios
Jul 2018 – Present · 2 yrs 6 mos
Santa Barbara, California Area

We believe powerful stories, well told, transform lives and cultures. We exclusively seek and
acquire these stories. In partnership with leading global territory distributors, we develop,
produce and distribute world-changing, blockbuster motion pictures able to dominate the
global box-office – and every other sized screen.

Currently Jason is spearheading an equity crowdfunding campaign on WeFunder for
CALCULATED, a global young adult novel-to-motion picture franchise.
www.WeFunder.com/CalculatedMovie

Co-Founder
MyStreme
Jan 2020 – Present · 1 yr
Greater Sacramento

Founder & CEO
Lady of the Lake Studios
Oct 2016 – Present · 4 yrs 3 mos
Sacramento, California Area

Film production studio focused on bringing powerful stories that uplift, inspire, and ennoble
the human heart.

Founder & CEO
Brents Brothers Media
Jan 2011 – Present · 10 yrs
California

Forging a path for classic and great modern authors to publish their books in China.

Humanities Teacher
John Adams Academy
Oct 2016 – Aug 2018 · 1 yr 11 mos
Roseville, California

Taught American Government, Economics, and Logic.

Show 5 more experiences ⌄

Education

The Master's University
BA, History
1995 – 1999

Northwest Christian University
Summer Institute of Linguistics

Trinity International University
PERSPECTIVES Coordinator

Show 1 more education ⌄

Licenses & certifications

California Clear Social Science Teaching Credential
California Department of Education
Issued May 2011 · No Expiration Date
Credential ID 110062745

See credential

Minister's License
State of California
Issued Jul 2002 · No Expiration Date



Adam Metcalf has given an endorsement for this skill

Film Production · 1

Adam Metcalf has given an endorsement for this skill

Teaching · 70

Endorsed by **Bill Carruthers and 6 others who are highly skilled at this**

Endorsed by **14 of Jason's colleagues at Tianjin International School**

Show more ⌄

Recommendations

Received (0)   **Given (1)**



Nicola Malaney
Director of eCommerce at
Kuehne+Nagel LTL
eCommerce

July 17, 2012, Jason was a
client of Nicola's

Accomplishments

2   **Languages**    ⌄
Chinese • English